KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Description of the Business

KCG Americas LLC (the "Company") is a single member limited liability company organized in the state of Delaware. The Company's member is Knight Capital Holdings LLC ("KCH"). The Company's ultimate parent is KCG Holdings, Inc. ("KCG").

The Company is a broker-dealer and an introducing futures broker ("IB") registered with the U.S. Securities Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a clearing member of principal stock exchanges and commodity exchanges in the United States, including the New York Stock Exchange ("NYSE") and the Chicago Mercantile Exchange ("CME") and is a member of Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), The Depository Trust & Clearing Corporation, the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation. The Company also is a member of the Municipal Securities Rulemaking Board. The Company's designated self-regulatory organizations are FINRA and the NFA.

The Company's operating activities consist of the following:

Market Making

Market Making principally consists of market making in the cash and options markets across domestic equities, options, and fixed income securities. As a market maker, the Company commits capital on a principal basis by offering to buy securities from, or sell securities to, broker dealers, banks and institutions. Principal trading in Market Making primarily consists of direct-to-client and non-client exchange-based electronic market making, including trade executions conducted as an equities Designated Market Maker ("DMM") on the New York Stock Exchange ("NYSE") and NYSE Amex Equities ("NYSE Amex"). The Company is an active participant on all major domestic equity and futures exchanges and also trades on substantially all domestic electronic options exchanges. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board marketplaces operated by the OTC Markets Group Inc.

Execution Services

Execution Services comprises agency execution services and trading venues, offering trading in domestic equities, options, futures and fixed income to institutions, banks and broker dealers. The Company generally earns commissions as an agent between principals for transactions; however, the Company will commit capital on behalf of clients as needed. Agency-based, execution-only trading within Execution Services is done primarily through a variety of access points including: (i) algorithmic trading and order routing in equities and options; (ii) institutional sales traders executing program, block and riskless principal trades in equities and exchange traded funds ("ETFs"); (iii) a fixed income electronic communication network ("ECN") that also offers trading applications; and (iv) an alternative trading system ("ATS") for equities.

Other Services

The Company also provides clearing services to its affiliates and clears the majority of trades for its Market Making and Execution Services businesses.

Sales of Businesses

Management from time to time conducts a strategic review of its businesses and evaluates their potential value in the marketplace relative to their current and expected returns. To the extent KCG and the Company determines a business may return a higher value to KCG stockholders, or is no longer core to its strategy, the Company may divest or exit such business. See Footnote 3: *Assets of Businesses Held For Sale* and Footnote 23: *Subsequent Events* for further details.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts, which are payable on demand and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

Cash Segregated Under Federal or Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets.

Market Making, Sales, Trading and Execution Activities

Financial instruments owned and Financial instruments sold, not yet purchased, which relate to market making and trading activities, include listed and other equity securities, listed equity options and fixed income securities which are recorded on a trade date basis and are reported at fair value. Customer securities transactions are recorded on a settlement date basis.

Fair Value of Financial Instruments

The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1   Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value. See Footnote 5: *Fair Value of Financial Instruments* for a description of valuation methodologies applied to the classes of financial instruments at fair value.

Collateralized Agreements and Financing

Collateralized agreements consist of securities borrowed and financial instruments purchased under agreements to resell. Collateralized financings consist of securities loaned and financial instruments sold under agreements to repurchase.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed and financial instruments purchased under agreements to resell transactions facilitate the securities settlement process and require the Company to deposit cash or other collateral with the lender. Securities loaned transactions help finance the Company's securities inventory whereby the Company lends stock to counterparties in exchange for the receipt of cash or other collateral from the borrower. In these transactions, the Company receives or lends cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

Financial instruments sold under agreements to repurchase are used to finance inventories of securities and other financial instruments and are recorded at their contractual amount. The Company has entered into bilateral and tri-party term and overnight repurchase agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments fluctuates on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

The Company's securities borrowed, securities purchased under agreements to resell, securities loaned and securities sold under agreements to repurchase are recorded at amounts that approximate fair value. These items are recorded based upon their contractual terms and are not materially sensitive to shifts in interest rates because they are short-term in nature and are substantially collateralized pursuant to the terms of the underlying agreements. These items would be categorized as Level 2 in the fair value hierarchy if they were required to be recorded at fair value.

Goodwill and Intangible Assets

The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signifies the carrying amounts may not be recoverable. The Company amortizes intangible assets with a finite life on a straight line basis over their estimated useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Payable to Customers and Non-Customers

Payable to customers and non-customers arise primarily from securities transactions and include amounts due on receive versus payment ("RVP") or deliver versus payment ("DVP") transactions. Due to their short-term nature, such amounts approximate fair value.

Foreign Currencies

The functional currency of the Company is the U.S. dollar. The Company engages in transactions that are denominated in currencies other than its functional currency. Assets and liabilities denominated in foreign currencies are converted into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Stock-Based Compensation

Certain employees of the Company participate in KCG's stock option and award plan (the "KCG Plan"). The purpose of the KCG Plan is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Stock based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, if any. Expected forfeitures are considered in determining stock-based employee compensation expense. Under this arrangement, the Company reimburses KCG for the cost of this compensation as incurred. See Footnote: 15: *Employee Benefit Plans* for further discussion.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company reviews fixed assets and leasehold improvements for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

Income Taxes

The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. Assets of Businesses Held for Sale

In accordance with the Company's strategic review of its businesses and evaluation of their potential value in the marketplace relative to their current and expected returns, the Company determined that certain of its businesses including its DMM business, are no longer considered core to its strategy, and the Company is currently seeking the opportunity to exit or divest of these businesses. The Company believes that the sale or divestiture of these businesses does not represent a strategic shift that will have a major effect on its operations and financial results, however, these businesses meet the requirements to be considered as held-for-sale at December 31, 2015. As part of this review, the Company determined that the carrying value of certain intangible assets related to businesses that are considered held for sale exceeded their fair value, and, as a result, recorded charges for the year ended December 31, 2015 to reflect the estimated fair value of such held-for-sale businesses. The estimated fair value of such assets of $24.4 million is based on several factors including quoted market prices, and are included within Assets of businesses held for sale on the December 31, 2015 Statement of Financial Condition. See Footnote 12: *Goodwill and Intangible Assets* and Footnote 23: *Subsequent Events* for further details

4. Cash Segregated Under Federal and Other Regulations

Included in Cash segregated under federal and other regulations was $2.0 million which has been segregated in a special reserve account for the exclusive benefit of customers and $1.0 million in a special reserve account for the exclusive benefit of introducing brokers under SEC Rule 15c3-3.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

5. Fair Value of Financial Instruments

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting guidance as described in Footnote 2: *Significant Accounting Policies.* The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value at December 31, 2015 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
Equities [1]	$ 1,884,961	$ —	$ —	$ 1,884,961
Listed equity options	178,360	—	—	178,360
Corporate debt [2]	94,681	—	—	94,681
U.S. government obligations	3,418	—	—	3,418
Total assets held at fair value	$ 2,161,420	$ —	$ —	$ 2,161,420
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
Equities [1]	$ 1,698,673	$ —	$ —	$ 1,698,673
Listed options	151,893	—	—	151,893
Corporate debt [2]	84,284	—	—	84,284
U.S. government obligations	11,377	—	—	11,377
Total Financial instruments sold, not yet purchased, at fair value	$ 1,946,227	$ —	$ —	$ 1,946,227

[1]   Equities of $856.4 million have been netted by their respective long and short positions by CUSIP number.
[2]   Corporate debt of $98,000 has been netted by their respective long and short positions by CUSIP number.

The Company's equities, listed equity options, U.S. government obligations and corporate debt are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

As of December 31, 2015, the Company had no financial instruments classified within Level 2 or Level 3 of the fair value hierarchy.

The Company's derivative financial instruments are also held at fair value. For a description of these items see Footnote 6: *Derivative Financial Instruments.*

The Company's assets measured at fair value on a nonrecurring basis solely relates to goodwill and intangible assets which would be classified as Level 3 within the fair value hierarchy. See Footnote 12: *Goodwill and Intangible Assets* for additional information.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

6. Derivative Financial Instruments

The Company enters into derivative transactions as part of its trading activities.

During the normal course of business, the Company enters into futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments, may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts.

The amounts and positions included in the tables below for futures contracts would be classified as Level 1 in the fair value hierarchy.

The following table summarizes the fair value and number of derivative financial instruments held at December 31, 2015. These instruments include those classified as Financial Instruments, owned at fair value; Financial instruments sold, not yet purchased at fair value; as well as futures contracts which are reported within Receivable from or Payable to brokers, dealers and clearing organizations in the Statement of Financial Condition (in thousands):

	Financial Statement Location	Assets		Liabilities	
		Fair Value	Contracts	Fair Value	Contracts
Foreign exchange					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	$ 353	418	$ 201	508
Equity					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	588	821	724	537
Listed options	Financial instruments owned/sold, not yet purchased, at fair value	178,360	360,469	151,893	390,949
Fixed income					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	138	387	35	109
Commodity					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	4,062	5,544	4,791	7,347
Total		$ 183,501	367,639	$ 157,644	399,450

The Company is a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open derivative contracts.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

The table below provides information regarding (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Statement of Financial Condition as appropriate under GAAP and (2) the extent to which other rights of offset associated with these arrangements exist and could have had an effect on the Company's financial position at December 31, 2015 (in thousands):

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition[2]	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral[1]	Counterparty Netting[2]	
Assets						
Listed options	$ 178,360	$ —	$ 178,360	$ —	$ —	$ 178,360
Futures	5,141	4,776	365	—	—	365
Total Assets	$ 183,501	$ 4,776	$ 178,725	$ —	$ —	$ 178,725
Liabilities						
Listed options	$ 151,893	$ —	$ 151,893	$ —	$ —	$ 151,893
Futures	5,751	5,751	—	—	—	—
Total Liabilities	$ 157,644	$ 5,751	$ 151,893	$ —	$ —	$ 151,893

[1] Includes securities received or delivered under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements.

[2] The full amount of the liabilities related to futures of $5.8 million has been netted against the assets related to futures of $4.2 million as the Company maintains margin in excess of the net liability and such margin is utilized to offset any excess liability.

7. Deposits with Exchange Clearing Organizations

Cash deposits with exchange clearing organizations at December 31, 2015 consist of the following (in thousands):

Margins	$	5,382
Guarantee deposits		4,008
	$	9,390

8. Collateralized Transactions

The Company receives financial instruments as collateral in connection with securities borrowed and securities purchased under agreements to resell. Such financial instruments generally consist of equities, corporate debt instruments and obligations of the U.S. government but may include federal agencies, foreign governments and corporations. In most cases, the Company is permitted to deliver or repledge these financial instruments in connection with securities lending, other secured financings or for meeting settlement obligations.

The table below presents financial instruments at fair value received as collateral related to Securities borrowed or Receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition that were permitted to be delivered or repledged and that were delivered or repledged by the Company as well as the fair value of financial instruments which could be further repledged by the receiving party at December 31, 2015 (in thousands):

Collateral permitted to be delivered or repledged	$	1,554,197
Collateral that was delivered or repledged		1,484,973
Collateral permitted to be further repledged by the receiving counterparty		133,428

In order to finance securities positions, the Company also pledges financial instruments that it owns to counterparties who, in turn, are permitted to deliver or repledge them. Under these transactions, the Company pledges certain financial instruments owned to collateralize repurchase agreements and other secured financings. Repurchase agreements and other secured financings are short-term and mature within one year. Financial instruments owned and pledged to counterparties that do not have the right to sell or repledge such financial instruments consist of equities, corporate obligations and obligations of the U.S. government, but may also include obligations of federal agencies, foreign governments and convertible securities.

The table below presents information about assets pledged by the Company at December 31, 2015 (in thousands):

Financial instruments owned, at fair value, pledged to counterparties that have the right to deliver or repledge	$	305,519
Financial instruments owned, at fair value, pledged to counterparties that do not have the right to deliver or repledge		1,027,847

All collateral held or pledged is included under Level 1 of the fair value hierarchy, in Footnote 5: *Fair Value of Financial Instruments*.

The table below presents the gross carrying value of Securities loaned and Financial instruments sold under agreements to repurchase by class of collateral pledged at December 31, 2015 (in thousands):

Asset Class	Securities Loaned		Financial instruments sold under agreements to repurchase
Equities	$ 451,084	$	855,632
U.S. government obligations	9,379		—
Corporate debt	12,292		44,368
Total	**$ 472,755**	**$**	**900,000**

All collateral held or pledged would be included under Level 1 of the fair value hierarchy.

The Company may enter into master netting agreements and collateral arrangements with counterparties in order to manage its exposure to credit risk associated with securities financing transactions. Such transactions are generally executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. The Company may also enter into bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

In the event of counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. Any collateral posted can be applied to the net obligations, with any excess returned and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based

on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open repurchase and/or securities lending transactions.

The gross amounts of assets and liabilities subject to netting and gross amounts offset in the Statement of Financial Condition were as follows at December 31, 2015 (in thousands):

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral[1]	Counterparty Netting[2]	
Assets						
Securities borrowed	$ 1,611,488	$ —	$ 1,611,488	$ 1,550,907	$ 8,702	$ 51,879
Securities purchased under agreements to resell	9,279	—	9,279	8,954	—	325
Total Assets	$ 1,620,767	$ —	$ 1,620,767	$ 1,559,861	$ 8,702	$ 52,204
Liabilities						
Securities loaned	$ 472,755	$ —	$ 472,755	$ 449,439	$ 8,702	$ 14,614
Securities sold under agreements to repurchase	900,000	—	900,000	900,000	—	—
Total Liabilities	$ 1,372,755	$ —	$ 1,372,755	$ 1,349,439	$ 8,702	$ 14,614

[1] Includes securities received or delivered under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements

[2] Under master netting agreements with its counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by counterparty in the event of a counterparty's default, but which are not netted in the Statement of Financial Condition because other netting provisions under U.S. GAAP are not met.

9. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2015 consist of the following (in thousands):

	Receivable	Payable
Clearing organizations	$ 329,384	$ —
Clearing brokers	24,217	109,939
Securities failed to deliver/receive	65,220	10,880
Affiliated broker dealer	—	1,446
Fees, commissions and other	15,470	21,781
	$ 434,291	$ 144,046

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximate fair value since they are short term in nature.

10. Receivable From Customers and Payable to Customers and Non-Customers

Receivable from and payable to customers arise primarily from cash and RVP/DVP transactions. Securities owned by customers are held as collateral for receivables. Payables to non-customers comprises margin deposits held related to futures transactions for and futures positions held on behalf of affiliates.

Management believes that the carrying value of the amounts receivable from and payable to customers approximate fair value since they are short term in nature.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

11. Fixed Assets and Leasehold Improvements

Fixed Assets and leasehold improvements comprise the following at December 31, 2015 (in thousands):

	Depreciation Period		
Leasehold improvements	*	$	46,992
Computer hardware and software	3 years		42,936
Furniture and fixtures	7 years		2,541
Telephone systems	5 years		2,055
			94,524
Less: Accumulated depreciation and amortization			(52,152)
		$	42,372

* shorter of life of lease or useful life of assets.

12. Goodwill and Intangible Assets

Goodwill and Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting units are the components of its business segments for which discrete financial information is available and is regularly reviewed by the Company's management. As part of the assessment for impairment, the Company considers the cash flows of the respective reporting unit and assesses the fair value of the respective reporting unit as well as the overall market value of the Company compared to its net book value. The assessment of fair value of the reporting units is principally performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital which the Company believes to be the most reliable indicator of the fair values of its respective reporting units.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group. Step 1 of the impairment assessment for intangibles is performed using undiscounted cash flow models, which indicates whether the future cash flows of the asset group are sufficient to recover the book value of such asset group. When an asset is not considered to be recoverable, step 2 of the impairment assessment is performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital to determine the fair value of the intangible asset group. In cases where amortizable intangible assets and goodwill are assessed for impairment at the same time, the amortizable intangibles are assessed for impairment prior to goodwill being assessed.

As detailed in Footnote 4: *Assets of Businesses Held for Sale,* the Company conducted a strategic review of its businesses and determined that certain of its businesses are no longer considered core to its strategy and the Company began seeking the opportunity to exit or divest these businesses. The $24.4 million estimated fair value of such intangibles are reported within Assets of businesses held for sale on the Statement of Financial Condition as of December 31, 2015.

Intangible assets with finite useful lives are amortized over their estimated remaining useful lives, the majority of which have been determined to range from three to ten years. The weighted average remaining life of the Company's intangible assets at December 31, 2015 is approximately three years.

The following table summarizes the Company's intangible assets, net of accumulated amortization by type as of December 31, 2015 (in thousands):

Customer and broker relationships [1]	Gross carrying amount	$	13,000
	Accumulated amortization		(3,611)
	Net carrying amount		9,389
Trading rights [2]	Gross carrying amount		2,743
	Accumulated amortization		—
	Net carrying amount		2,743
Trade names [3]	Gross carrying amount		1,000
	Accumulated amortization		(250)
	Net carrying amount		750
Technology [4]	Gross carrying amount		104,009
	Accumulated amortization		(50,433)
	Net carrying amount		53,576
Total	Gross carrying amount		120,752
	Accumulated amortization		(54,294)
	Net carrying amount	$	**66,458**

[1] Customer and broker relationships relate to KCG Bondpoint, the Company's fixed income ECN business. The weighted average remaining life is approximately seven years as of December 31, 2015. The life may be reduced depending upon actual retention rates.

[2] Trading rights provide the Company with the right to trade on certain exchanges. Trading rights valued at $2.7 million have been determined to have indefinite lives. Excluded from the balance is $16.2 million of trading rights related to the Company's DMM unit which as noted in Footnote 3: *Assets of Businesses Held for Sale*, is included in Assets of businesses held for sale at December 31, 2015.

[3] Trade name relates to the KCG BondPoint. The weighted average remaining life is approximately eight years as of December 31, 2015.

[4] The weighted average remaining life is approximately two years as of December 31, 2015. Excluded from the balance is $8.2 million of technology assets which, as noted in Footnote 3: *Assets of Businesses Held for Sale*, is included in Assets of businesses held for sale on the December 31, 2015 Statement of Financial Condition.

13. Credit Facility

On June 5, 2015, the Company, as borrower, and KCG, as guarantor, entered into a credit agreement (the "Facility Agreement") with a consortium of banks. The Facility Agreement replaced the Company's prior credit agreement, dated July 1, 2013, which was terminated as of June 5, 2015.

The Facility Agreement comprises two classes of revolving loans in a total aggregate committed amount of $355.0 million, including a swingline facility with a $50.0 million sub-limit, subject to two borrowing bases (collectively, the "Revolving Facility"): Borrowing Base A and Borrowing Base B (limited to a maximum loan amount of $115.0 million). The Revolving Facility also provides for future increases of the revolving credit facility of up to $145.0 million to a total of $500.0 million on certain terms and conditions.

Borrowings under the Revolving Facility bear interest, at the borrower's option, at a rate based on the federal funds rate ("Base Rate Loans") or based on LIBOR ("Eurodollar Loans"), in each case plus an applicable margin. For each Base Rate Loan, the interest rate per annum is equal to the greater of the federal funds rate or an adjusted one-month LIBOR rate plus (a) for each Borrowing Base A loan, a margin of 1.50% per annum and

(b) for each Borrowing Base B loan, a margin of 2.50% per annum. For each Eurodollar Loan, the interest rate per annum is equal to an adjusted LIBOR rate corresponding to an interest period of one, two or three months plus (a) for each Borrowing Base A loan, a margin of 1.50% per annum and (b) for each Borrowing Base B loan, a margin of 2.50% per annum. As of December 31, 2015, there were no outstanding borrowings under the Facility Agreement.

The proceeds of the Borrowing Base A loans may be used solely to finance the purchase and settlement of securities. The proceeds of Borrowing Base B loans may be used solely to fund clearing deposits with NSCC.

The Company is charged a commitment fee at a rate of 0.40% per annum on the average daily amount of the unused portion of the Facility Agreement.

The loans under the Facility Agreement will mature on June 5, 2017. The Revolving Facility is fully and unconditionally guaranteed on an unsecured basis by KCG and, to the extent elected by the Company, any of KCG's other subsidiaries. It is secured by first-priority pledges of and liens on certain eligible securities, subject to applicable concentration limits, in the case of Borrowing Base A loans, and by first-priority pledges of and liens on the right to the return of certain eligible NSCC margin deposits, in the case of Borrowing Base B loans.

The Facility Agreement includes customary affirmative and negative covenants, including limitations on indebtedness, liens, hedging agreements, investments, loans and advances, asset sales, mergers and acquisitions, dividends, transactions with affiliates, restrictions on subsidiaries, issuance of capital stock, negative pledges and business activities. It contains financial maintenance covenants establishing a minimum total regulatory capital for the Company, a maximum total asset to total regulatory capital ratio for the Company, a minimum excess net capital limit for the Company, a minimum liquidity ratio for the Company, and a minimum tangible net worth threshold for the Company. As of December 31, 2015, the Company and KCG were in compliance with these covenants.

The Facility Agreement also contains events of default customary for facilities of its type, including: nonpayment of principal, interest, fees and other amounts when due, inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration to material indebtedness; bankruptcy and insolvency events; material judgments; ERISA events; collateral matters; certain regulatory matters; and a "change of control"; subject, where appropriate, to threshold, notice and grace period provisions.

The terms of the prior credit agreement were substantially the same as the terms of the Facility Agreement, except that: (i) the facility size was $450.0 million with an uncommitted incremental revolving credit facility of up to $300.0 million on certain terms and conditions; (ii) for each Base Rate Loan, the interest rate per annum was equal to the greater of the federal funds rate or an adjusted one-month LIBOR rate plus (a) for each Revolving A Loan, a margin of 1.75% per annum and (b) for each Revolving B Loan, a margin of 2.25% per annum and for each Eurodollar Loan, the interest rate per annum was equal to an adjusted LIBOR rate corresponding to the interest period plus (a) for each Revolving A Loan, a margin of 1.75% per annum and (b) for each Revolving B loan, a margin of 2.25% per annum; (iii) the Revolving B Sub-limit was $150.0 million; and (iv) the commitment fee was 0.35%.

In connection with the Revolving Facility, the Company incurred issuance costs of $1.7 million which are recorded within Other assets on the Statement of Financial Condition and are being amortized over the term of the facility. At December 31, 2015, the unamortized balance of these costs was $1.2 million.

During 2015, the facility was utilized twice on a short term basis in order to test its operational function. At December 31, 2015 there are no amounts outstanding related to the facility.

14. Subordinated Borrowings

Borrowings under subordination agreements at December 31, 2015 consist of a cash subordinated note with KCG in the amount of $250 million. The agreement was entered into on December 23, 2013, matures on December 31, 2016 and bears interest at the rate of 6.25% per annum. The agreement also contains an automatic

renewal provision that extends the stated maturity for an additional year unless the Company or KCG elects not to extend such maturity provided written notice is provided by either party within seven months of such maturity. The subordinated borrowings are available in computing capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

15. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees of the Company are eligible to participate. Under the terms of the Plan, the Company is required to make annual contributions to the Plan equal to 100% of the contributions made by each Company participant, up to annual limits.

KCG provides medical coverage for substantially all employees under a self-insured program administered by a third party provider.

Certain employees of the Company participate in KCG's Stock Plan (the "KCG Plan"). The purpose of the KCG Plan is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Stock Units

The Company has historically awarded restricted stock units ("RSUs") to eligible officers and employees as a component of annual incentive compensation, and has also made off-cycle grants of RSUs for purposes of one-time, special or retention awards ("Off-Cycle Grants"). The majority of RSUs that have been granted by the Company vest ratably over three years and are subject to accelerated vesting, or continued vesting, following the grantee's termination of employment, in accordance with the applicable award documents and employment agreements between the Company and the grantee.

Stock Options

The Company's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. The Company has the right to fully vest employees in their options upon retirement and in certain other circumstances.

16. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset at December 31, 2015 of $43.9 million is included in Deferred tax assets, net on the Statement of Financial Condition. The deferred tax asset is primarily attributable to differences in the book and tax bases of the Company's fixed assets, goodwill and intangible assets and deferred compensation, as well as other assets and liabilities and net operating losses.

A valuation allowance is established when management determines that it is not more likely than not that the Company will be able to realize its deferred tax assets in the future. With the exception of certain net operating losses ("NOLs") and state and local deferred tax assets as discussed below, the Company has not recorded any valuation allowance with respect to its deferred tax assets at December 31, 2015.

At December 31, 2015, the Company had U.S. federal NOL carryforwards of $27.7 million which are subject to annual limitations pursuant to Section 382 of the Internal Revenue Code. The Company recorded a deferred income tax asset related to these federal NOLs of $9.7 million and a partial valuation allowance of $6.5 million at December 31, 2015, which represents the portion of these net operating loss carryforwards that are

considered more likely than not to expire unutilized. These net operating loss carryforwards will begin to expire in 2019.

At December 31, 2015, the Company recorded a deferred income tax asset relating to state and local net operating loss carryforwards of $13 thousand, and an offsetting valuation allowance as management believes that it is more likely than not that these net operating loss carryforwards will expire unutilized. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2019.

The Company did not have any unrecognized tax benefits at December 31, 2015.

As of December 31, 2015, the Company is subject to U.S. Federal income tax examinations for the tax years 2012 through 2014. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2009 through 2014. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to the results of operations or financial condition.

17. Writedowns and Lease Loss Accruals

For the year ended December 31, 2015, the Company wrote down to fair value certain of its intangible assets of businesses held for sale. See Footnote 3: *Assets of Businesses Held for Sale* and Footnote 12: *Goodwill and Intangible Assets* for further details.

In the second quarter of 2015, KCG adopted a plan to consolidate its metro New York City area real estate, which currently comprises the Company's Jersey City, NJ and KCG's New York, NY locations, through a relocation of its corporate headquarters to lower Manhattan in late 2016. As a result of this plan, the Company expects to abandon the majority of its Jersey City, NJ location on a staggered basis through the end of 2016. Upon adopting the relocation plan, the Company prospectively shortened the remaining useful lives of the leasehold improvements and other fixed assets associated with this location to reflect the projected abandonment dates.

The Company vacated part of its leased space in Jersey City, NJ in 2015. As a result, the Company accelerated amortization related to leaseholds and furniture on this vacated portion of its Jersey City location.

The Company also agreed to the early termination of its Jersey City lease. As a result, in 2015 the Company accelerated amortization and depreciation of leasehold improvements and fixed assets.

For the year ended 2015, the Company recorded additional lease loss accruals related to excess real estate capacity other than in Jersey City.

The activity in the liability accounts related to the consolidation of the Company's metro New York City area real estate are recorded in Accrued expenses on the Statement of Financial Condition for the year ended December 31, 2015 is as follows (in thousands):

Balance as of beginning of period	$	5,897
Real estate charges incurred		13,560
Payments made, net		(5,821)
Interest accretion		(1,239)
Balance as of end of period	**$**	**12,397**

18. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total equity market making dollar value traded by the Company during the period. For the year ended December 31, 2015, no client accounted for 10% or more of the total equity dollar value traded.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

19. Commitments and Contingent Liabilities

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of the litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. In addition, there are numerous factors that result in a greater degree of complexity in class-action lawsuits as compared to other types of litigation. Due to the many intricacies involved in class-action lawsuits particularly in the early stages of such matters, obtaining clarity on a reasonable estimate is difficult which may call into question its reliability. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular reporting period, depending, in part, upon operating results for that period.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by regulators and SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has recently been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on transactions involving microcap securities. The Company is currently the subject of various regulatory reviews and investigations by both regulators and SROs, including the SEC, the Department of Justice and FINRA. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

The Company is currently the subject of various regulatory reviews and investigations by federal and state regulators and SROs, including the SEC, the U.S. Department of Justice ("DOJ") and FINRA, . Specifically, the Company has received information requests from the SEC requesting, among other items, information regarding the firm's order execution practices and its ATS operations. The DOJ's Civil Division has issued the Company a subpoena requesting information regarding the Company's trading businesses for the period of 2009-2011.

In addition, there has been an increased focus by Congress, federal and state regulators, the SROs and the media on market structure issues, and in particular, high frequency trading, ATS manner of operations, market fragmentation and complexity, colocation, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, which the Company is in process of responding.

Capital Leases

The Company enters into capitalized lease obligations related to certain computer equipment. These obligations represent drawdowns under a revolving secured lending facility with a single lender. At December 31, 2015, the obligations had a weighted average interest rate of 4.13% per annum and are on varying 3-year terms.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

The carrying amounts of the capital leases approximate fair value. As of December 31, 2015, future minimum payments including interest under all capitalized lease obligations which are included in Accrued expenses and other liabilities on the Statement of Financial Condition, were as follows (in thousands):

	Minimum Payments
Year ended December 31, 2016	$ 1,144
Year ended December 31, 2017	457
	$ 1,601

Operating Leases

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. As of December 31, 2015, future minimum rental commitments under all noncancelable office leases ("Gross Lease Obligations") and Sublease Income were as follows (in thousands):

	Gross Lease Obligations	Sublease Income	Net Lease Obligations
Year ended December 31, 2015	$ 14,027	$ 2,884	$ 11,143
Year ended December 31, 2016	10,010	2,964	7,046
Year ended December 31, 2017	9,141	2,932	6,209
Year ended December 31, 2018	8,232	2,876	5,356
Year ended December 31, 2019	7,622	2,482	5,140
Thereafter through August 31, 2023	15,905	6,538	9,367
	$ 64,937	$ 20,676	$ 44,261

Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

KCG Americas LLC
Notes to Statement of Financial Condition
December 31, 2015

20. Related Party Transactions

The Company pays an affiliate a portion of revenue less direct costs related to transactions introduced from European customers.

The Company reimburses an affiliate for costs related to the technology development and expansion of the Company's Market Making business.

The Company pays an affiliate fees for managing communications, data, facilities and other infrastructure related to its trading businesses.

The Company receives fees from affiliates which represents the affiliates' allocation of certain shared services costs.

The Company receives fees from affiliated entities for clearing introduced transactions from customers or proprietary transactions of the affiliates.

Related to the clearance of proprietary transactions introduced by affiliates, the Company carries balances related to the proprietary accounts of affiliates. Included in Payable to brokers, dealers and clearing organizations and Payable to customers and non-customers are balances payable to these affiliates of $1.4 million and $10.2 million, respectively.

The company also pays certain direct expenses on behalf of various affiliates, as agent, for which the company gets reimbursed. these expenses can include, but are not limited to: Communications and data processing, Occupancy and equipment rentals and Other expenses.

Certain exchange memberships, owned by one of the affiliates is registered for and assigned to the Company in order to provide exchange clearing privileges.

At December 31, 2015, the Company had $35.8 million in non-interest bearing payables to KCG, primarily related to income tax expense and $6.7 million in non-interest bearing payables to other affiliates, all of which is included in Payable to affiliates on the Statement of Financial Condition and $1.2 million in non-interest bearing receivables from affiliates which is included in Other assets on the Statement of Financial Condition.

The Company trades with two parties which were the beneficial owners of more than 10 percent of KCG's Class A Common Stock. It also trades with two investees of KCG whereby KCG accounts for its investment under the equity method of accounting. All are considered related parties. Balances with these related parties or their affiliates are as follows:

(in thousands)

Statement of Financial Condition		
Assets		
Securities borrowed	$	10,573
Receivable from brokers, dealers and clearing organizations	$	1,594
Other Assets	$	3,340
Liabilities		
Securities loaned	$	3,840
Payable to brokers, dealers and clearing organizations	$	61
Accrued expenses and other liabilities	$	3,954

21. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a market maker of equities and options, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealers and institutional counterparties primarily located in the United States. The Company self-clears substantially all of its U.S. equity and option securities transactions.

The Company clears a portion of its securities transactions through third party clearing brokers. Foreign transactions are settled pursuant to global custody and clearing agreements with major U.S. banks. Substantially all of the Company's credit exposures are concentrated with its clearing brokers, broker-dealer and institutional counterparties. The Company's policy is to monitor the credit standing of counterparties with which it conducts business.

The Company's customer activities may require the Company to pledge customer securities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

During the normal course of business, the Company may enter into futures contracts. Such derivative financial instruments involve varying degrees of off-balance sheet market risk, whereby changes in the level or volatility of interest rates, foreign exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements which may exceed the amounts recognized on the Statement of Financial Condition. The Company has procedures in place to mitigate market risk, although there can be no assurance that they will, in fact, succeed in doing so.

Financial instruments sold, not yet purchased, at fair value represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

The Company may also be exposed to foreign currency fluctuations resulting from customer and proprietary trading activities.

22. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital, as defined, equivalent to the greater of 8% of customer and noncustomer risk maintenance margin requirements on all positions as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC, CFTC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and the CFTC have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2015, the Company had net capital of $286.8 million, which was $285.8 million in excess of its required net capital of $1.0 million.

23. Subsequent Events

On February 4, 2016, the Company entered into an asset purchase agreement with Citadel Securities LLC ("Citadel"), pursuant to which the Company agreed to sell its DMM business to Citadel. The transaction is expected to close during the second quarter of 2016.